Helping Northeast Indiana Business Grow

                                 Reprinted from


                                Business People





                              Feeling right at Home




 In addition to placing a priority on "the personal touch" at Home Loan Bank's nine locations, President and CEO Paul Wolf is also committed to maintaining the bank's community roots



                                by Cindy Larson




                                [GRAPHIC-PHOTO]
"We're the leading residential conventional lender in the community," says Paul Wolf, chairman, president and CEO of Home Loan Bank. "Our objective is to promote home ownership, which has a ripple effect by creating a stronger community."

   Home Loan Bank's story is one of perseverance and preservation. Established in 1893, the bank has weathered the Great Depression, serious recessions, and increasing competition, yet has survived to bear the distinction of being Fort Wayne's oldest financial institution.
   Carefully planned growth, dedication to the community and a commitment to personal service have established the bank's solid reputation, says W. Paul Wolf, chairman, president, and chief executive officer.
   "The out-of-state bank holding companies are pushing electronic banking onto the public," he says. "We believe the majority of bank customers prefer to do transactions with live tellers.
   "Being a community bank, locally managed, we can render decisions in a timely fashion. We need not have to wait for out-of-state or global decisions."
   Wolf accepts technological changes that enhance the bank's operations, but only up to a point. "An automated telephone answering service will never happen at this company," he says. "The personal touch is most important in banking, as most customers prefer doing business face-to-face. You can't get that out of ATMs or 800-automated numbers."
   So what does he think of banks that have recently instituted a service charge for teller transactions-and as a result, faced a barrage of public criticism?
   "I hope they all do it," he says. "You will never see Home Loan Bank originate that unpopular customer expense."
   Home Loan Bank has a proven track record to attract a sizable depositor and borrower customer base. Most sophisticated customers want to be able to look at a firm's past performance before establishing a banking relationship.
   Along with placing a priority on "the personal touch" at Home Loan Bank's nine locations, Wolf is also committed to maintaining the bank's community roots. "We're the leading residential conventional lender in the community," he says. "Our objective is to promote home ownership, which has a ripple effect by creating a stronger community."
   Home Loan Bank doesn't buy or sell loans. "We originate all our loans," Wolf says. "Most lenders sell loans. We do not. We're a local operation. If your loan is held out of state, when you call up, you're a number-not an individual."
   Walking into Home Loan Bank's main office-a 125-year-old building at the corner of Berry and Clinton streets-is like walking into a small-town bank. You're likely to be greeted inside the door. The lobby is comfortably appointed, but by no means lavish.



                       [GRAPHIC-PHOTO OF BARBARA J. BOYD]
Home Loan Bank originates its loans while some lenders sell their loans. Barbara Boyd is vice president of retail banking.


   Even Wolf's office is nondescript. "This is probably one of the smallest CEO offices in the Midwest, but it fits perfectly and does the job. I don't need an ivory tower," he says. "It ties in with the image of the company."
   Aware that his position as head of the company sets the standard for about 80 employees, Wolf is conscious of his own image as well. He believes that his work ethics and attitude will filter down and be reflected by employees throughout the company.
   Wolf has worked for Home Loan Bank for 37 years-since he was 28-years-old. Prior to joining the bank as assistant secretary-treasurer, he was a commercial bank examiner with the Indiana Department of Financial Institutions.
   In 1961, he was appointed to Home Loan's board of directors. He's been president and CEO since 1970, and was named chairman in 1991. He also serves as vice chairman on the board of the Banking Department of the Indiana Department of Financial Institutions, and is on the board of directors of the Indiana Economic Development Council and its executive committee.

   Although Wolf has enjoyed a lengthy tenure with Home Loan Bank, the company's history goes back to the 19th century. The bank was originally established as Teutonia Building Loan and Savings Association by a group of German immigrants who dreamed of home ownership. It moved from its original location on South Calhoun Street to the Berry Street location in 1916. It changed its name to Home Loan and Savings Association in 1918.
  When President Franklin D. Roosevelt declared a bank holiday in 1933, during the Great Depression, of the five banks in the city, only two were able to reopen. Home Loan and Savings was one of them.
   Under Wolf's leadership, the bank has grown remarkably while maintaining financial stability. When he started in 1960, the bank had $13 million in assets. Today, it has $335 million in assets. During the severe recession of the 1970s and 1980s, when five local life insurance companies, four local commercial banks and three local federally-chartered savings institutions disappeared, Home Loan began opening branches to meet customers' needs in the outlying areas. Branches were opened in 1971, '73, '75 and '77, two in '87, one in '92 and one in '96. The nine locations serve customers in Fort Wayne, New Haven, and Decatur.

                                [GRAPHIC-PHOTO]
Home Loan Bank has a proven track record to attract a sizable depositor and borrower customer base. John Fitzgerald is vice president, Ruth Marburger is assistant vice president, and Gary Hemrick is also a vice president.


   "In our branching tenure, we haven't had to close down any branch," Wolf says. "They're strategically located in the marketplace to serve the needs of the respective communities."
   In 1985, the bank's name was changed to Home Loan Saving Bank; in 1992 it changed again to Home Loan Bank. In 1995, in order to achieve a larger capital base, the company went public. Home Bancorp, the holding company for Home Loan Bank, trades under the symbol HBFW on The Nasdaq National Market. The local newspapers' stock tables list the company as HmeBc. The stock started on March 29, 1995 at $10 a share, and is now trading above $24 a share.
   Throughout his years at the helm of the bank, Wolf has chartered a conservative course. He attributes the company's success to hard work and dedicated employees. "We just do a better job, we work harder, and we're more aggressive," he says. "We have quite a few staff members, and four of the vice presidents, whose tenure exceeds 20 years with the bank.
   "During rough times, you run close operations," Wolf adds. "During the '70s and '80s, we did not follow our competition. We tightened our belt on overhead and the entire operation, as well as the pricing of our certificates of deposit."
   His business philosophy is to follow a slow but steady course. "Gradual accumulations will pyramid into satisfactory long-range goals," he says. "Don't shoot too high, stay within the realm of your business limits. Don't get fancy, and don't get cutesy."
   Although deregulation opened new opportunities for financial institutions, Home Loan chose to stay with its proven-successful niche market. "We didn't go into permissible industrial/commercial lending activities, but rather broadened our consumer loans," Wolf says.
   As the bank's centennial anniversary approached in 1993, Wolf knew a monumental celebration was in order. He spent six months planning the extravaganza set for March 1993.
   Rather than trying to impress the city's and state's dignitaries, Wolf turned the focus of the party on the bank's customers. He invited all of them to a gala at the Memorial Coliseum exposition hall where 7,000 people showed up. "We had a bagpipe band, and a 15-piece orchestra," says Wolf, reminiscing about the event. "Every 15 minutes a color TV was given away in a drawing. We had four big food lines in the center of the room. We had a very favorable response."

                                [GRAPHIC- CHART]

                                      Bank

                                 Home Loan Bank

                             Chairman of the Board,
                               President and CEO
                                  W. Paul Wolf

                                    Address
                                132 E. Berry St.

                                     Phone
                                 (219) 422-3502

                               Years in Business
                                      104

                              Number of Employees
                                       82

                               Products/Services
                         Savings and checking accouts,
                               CDs, money-market
                        accounts, mortgages, equity and
                            consumer loan products.

                                [GRAPHIC-PHOTO]
Home Loan Bank branches are "strategically located in the marketplace to serve the needs of the respective communities," says Wolf (middle) with Matt Forrester, CFO (left) and Donald Thornton, vice president of lending (right).




   In spite of the money it cost, the party generated such goodwill among Home Loan's customers, Wolf still considers it a good investment.
   Along with the party, Wolf spent a considerable amount of time planning the centennial annual report. He wanted it to be accurate, special, entertaining, and interesting to read. He researched the history of the bank by reading and compiling interesting facts from over 100 years of board minutes, which he found in the vault. The minutes dated all the way back to the time the bank opened.
   Another move that generated community appreciation and goodwill was the decision to renovate and preserve the Berry Street building, which was built in 1872. The complete exterior and interior renovation cost nearly $450,000, but was far cheaper than demolishing and rebuilding. "It's treated us well," Wolf says of the building. "It's got a following in the community."
   No century-old building exists without it's own quirky history. At one time, the third floor of the Home Loan Bank building was used as a brothel. Today, the bank uses every floor of the building -- for legitimate purposes -- and even built a mezzanine level to squeeze in extra office space.
  The bank offers an array of traditional services: checking and savings accounts; money market accounts; long and short-term certificates of deposits; mortgages; equity loans; and consumer loans. It has been federally insured since 1936.
   Although plenty of competition exists between local financial institutions, Home Loan's steady growth over the years gives Wolf confidence in the superiority of his bank.
   Wolf may have a conservative edge to his business practices, but he does enjoy adventure and travel in his personal life. He's traveled extensively -- all the way to the Arctic Circle -- and visited Yellowstone National Park in the winter time to snowmobile.
   Other hobbies include spending time at his cottage on Lake George, walking, playing golf, and attending Chicago Cubs baseball games.
   Although he's past the standard age for retirement, retiring is the furthest thing from his mind. "Work is fun," he says. "I give a definitive 'no' to retirement."[BP]




--------------------------------------------------------------------------------
BUSINESS PEOPLE                                                          REPRINT